Exhibit 99.1

Professor Shai Ashkenazi Appointed to BiondVax’s Scientific Advisory Board

An experienced clinician-researcher, Prof Ashkenazi has guided multiple vaccines through clinical and regulatory approval phases to market.

Ness Ziona, Israel – September 7, 2016 – BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing a vaccine against current and future seasonal and pandemic influenza strains, is pleased to announce the appointment of Professor Shai Ashkenazi to its Scientific Advisory Board (SAB).

Ashkenazi is a clinical and regulatory vaccine expert, with significant contributions to flu and other infectious disease vaccine research and development. He has served on the clinical trial advisory boards for the development of a pediatric flu vaccine, vaccines for enteric infections, as well as other infectious diseases.

Ashkenazi has a deep understanding and experience with BiondVax’s universal flu vaccine as he served as the head of the data and safety monitoring board (DSMB) in all of the company’s clinical trials in Israel and abroad.

Professor Ashkenazi commented, “I am excited to join BiondVax’s SAB and to be part of the efforts to bring better protection against the flu in order to save lives.”

The head of BiondVax’s Scientific Advisory Board, Professor Ruth Arnon stated, “We’re honored Prof. Ashkenazi has joined the team. His breadth of experience in marshalling pharma products through clinical trials, regulatory and marketing approval will be of great value as BiondVax begins to progress towards Phase 3 trials. Our team – the SAB, board, and employees - are well positioned to achieve approval for M-001 as the first universal flu vaccine.”

Among other positions, Ashkenazi currently holds the Lea and Arieh Pickel Chair for Pediatric Research at the Sackler Faculty of Medicine, Tel Aviv University. He is also Chair of the Department of Pediatrics A at Schneider Children’s Medical Center and Head of the Research Laboratory for Pediatric Infectious Diseases at the Felsenstein Medical Research Center.

Ashkenazi is an editorial board member of several international medical journals, has served on numerous national and international committees, authored over 200 medical publications and is editor of the Israeli Textbook of Pediatrics.

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

Joshua E Phillipson Business Development +972-8-930-2529 x5105 j.phillipson@biondvax.com	Kenny Green Investor Relations +1 646 201 9246 kenny@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the current Phase 2 & contemplated phase 3 trials, the adequacy of available cash resources to fund product development and commercialization and the ability to raise capital when needed. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our annual report for the year ended December 31, 2015 on Form 20-F filed with the Securities and Exchange Commission on April 27, 2016. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

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